EXHIBIT 99.14
Media release

Rio Tinto invests to increase low-carbon AP60 aluminium production in Canada

17 November 2021

MONTREAL--(BUSINESS WIRE)-- Rio Tinto is investing US$87 million to increase its low-carbon aluminium production in Canada with 16 new smelting cells at its AP60 smelter, in the Saguenay-Lac-Saint-Jean region of Quebec.
The investment will increase production at the smelter by around 45 per cent, or 26,500 metric tonnes of primary aluminium per year, to a capacity of 86,500 metric tonnes and provide a secure future for approximately 100 employees who work at the facility.
Rio Tinto projects that the global aluminium market will grow at an average rate of 3.3% per annum over the next decade with strong demand driven by the energy transition and decarbonisation.
Rio Tinto Aluminium chief executive Ivan Vella said: "Rio Tinto is committed to strengthening its position as a leader in low-carbon, hydro-powered aluminium production to meet the clear demand from our customers in North America and Europe. Our AP60 technology is one of the most energy efficient, environmentally friendly and cost effective systems in commercial production today. It produces some of the world’s lowest carbon aluminium with renewable hydropower here in Quebec. We are assessing options for further investments, as we progress development of the ELYSIS™ zero carbon smelting technology with our partners."
The new pots will be built in the existing building of the Complexe Jonquière’s AP60 technology centre, which currently has 38 pots. Work will begin in the spring of 2022 and is expected to be completed by the end of 2023. At the same time, Rio Tinto will study the potential to add more AP60 cells at the site.
The AP60 technology was developed by Rio Tinto's research and development teams, including the Arvida Research and Development Centre, and generates seven times less greenhouse gases than the industry average. Since their commissioning in Saguenay in 2013, the initial AP60 technology pots have produced more than 465,000 tonnes of low-carbon aluminium.
View source version on businesswire.com: https://www.businesswire.com/news/home/20211117005301/en/

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com